

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
August 15, 2016

Mail Stop 3561

<u>Via E-mail</u>
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re: Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed August 4, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2016 letter.

<u>Risk Factors, page 5</u>

1. We note your response to comment 9 and reissue the comment. Please revise to address the risks to the company that arise from trading in the spot gold and spot silver markets.

2. We note your response to comment 11. Please clarify the business of Larison Inc. Specifically, describe its plan to raise funds and whether it has an obligation to support Landbay.

<u>Many factors can affect the price of gold and silver, page 6</u>

3. We reissue comment 12. Please clarify the risk being described.

Plan of Distribution, page 8

4. Please advise us whether there is a binding agreement between Larison Inc. and Landbay for Larison to purchase the 93,000,000 shares.

5. We note that 93,000,000 shares will be sold by Landbay to Larson Inc. Please advise us of Larison's plans regarding the 93,000,000 Landbay shares. Specifically address whether Larson plans to raise funds by selling the Landbay shares. We may have further comment.

Description of Business, page 9

6. We note your disclosure that you will use the "small part fund" to trade in the spot gold and spot silver market. Elsewhere, you state that "more than 90% of company's assets will be invested in trading". Please clarify the seemingly contradictory statements.

7. We note your response to comment 27. Please further clarify how the "pre-prepared trading plan" will reduce the trading risk. Additionally, please describe the "pre-prepared" in more detail.

8. We note your response to comment 28 and we reissue the comment.

Market for Common Equity and Related Stockholder Matters, page 10

9. We note your response to comment 32 and your revised disclosure. Please advise us of the legal basis how Wanjun Xie is the 100% owner of the corporation when no equity securities have been issued or are outstanding.

Evaluation of Disclosure Controls and Procedures, page 16
Changes in Internal Controls over Financial Reporting and Statement, page 17

10. The disclosure controls and procedures and internal controls over financial reporting sections are not required in your Form S-1. Please remove both of these sections from your Form S-1. Alternatively, please tell us in detail how management's conclusions regarding the effectiveness of your disclosure controls and procedures continue to be appropriate given that:

•   You have one employee who does not appear to be an expert in U.S. GAAP,

•   You made your initial filing without audited financial statements,

•   You restated your cash flow statement as a result of our comments and

•   Other required disclosures noted in our comments were not originally included in your filings.

Wanjun Xie
Landbay Inc
August 15, 2016
Page 3

Directors, Executive Officers, Promoters and Control Persons, page 17

11. We reissue comment 38. Specifically, please clarify or remove the statement in the Business Section that management has more than 24 years of management experience in the company's business.

Certain Relationships and Related Transactions, page 17

12. We note your response to comment 43 and we reissue the comment.

Undertakings, page 18

13. We reissue comment 50. Please provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

Exhibits and Financial Statement Schedules, page 18

14. We read your response to comment 49 and are unable to locate the currently dated consent from your independent registered public accounting firm. Please include this consent under Exhibit 23 to your next amendment. See Item 601(b)(23) of Regulation S-K.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ Rufus Decker for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining